SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)
- ----------

                                        1993       1992        1991        1990       1989
                                      --------   --------    --------    --------    --------
SALES AND INCOME
- ----------
Net Sales                             $123,168   $172,361    $182,352    $190,319    $174,948
Cost Reduction Charges                      --    (26,602)     (2,774)     (7,075)         --
Income (Loss) Before Income Taxes
  and Cumulative Effect of Accounting
  Change                                 6,716    (28,005)     (3,403)     (3,632)      2,232
Cumulative Effect of Change in
  Accounting for Postretirement
  Benefits                                  --     (6,241)         --          --          --
Net Income (Loss)                        6,670    (32,666)     (2,320)     (2,447)      1,607


PER SHARE DATA
- ----------
Income (Loss) Before Cumulative
  Effect of Accounting Change*            2.09      (8.54)       (.75)       (.80)        .53
Cumulative Effect of Change in
  Accounting for Postretirement
  Benefits*                                 --      (2.02)         --          --          --
Net Income (Loss)<F1>                     2.09     (10.56)       (.75)       (.80)        .53
Cash Dividends Declared                     --         --         .09         .12         .12
Book Value                                8.66       6.15       16.85       17.84       18.20


FINANCIAL POSITION (YEAR-END)
- ----------
Current Assets                          36,842     56,028      55,769      57,608      58,826
Current Liabilities                     23,683     33,532      35,226      37,294      32,569
Ratio of Current Assets
  to Current Liabilities              1.6 to 1   1.7 to 1    1.6 to 1    1.5 to 1    1.8 to 1
Working Capital                         13,159     22,496      20,543      20,314      26,257
Property, Plant and
  Equipment - Net                       36,807     35,504      60,189      65,645      62,381
Total Assets                            81,837     97,746     122,674     129,472     126,681
Long-Term Debt less Current
  Maturities                            14,190     24,197      26,336      27,526      30,647
Shareholders' Equity                    27,891     19,083      51,983      54,859      55,763
Long-Term Debt as a Percentage
  of Shareholders' Equity                  51%       127%         51%         50%         55%


OTHER DATA
- ----------
Depreciation and Amortization            6,691     10,928      11,702      11,184      10,604
Research and Development Expenses<F2>    6,743      8,196       9,589       8,644       8,345
Capital Expenditures                     8,582      9,061      11,710      13,601      11,425
Number of Employees (Average)            1,104<F3>  2,512       2,989       3,213       3,152
Sales per Employee                         112         69          61          59          56
Number of Shares Outstanding at
  Year-End                           3,222,461  3,100,649   3,084,659   3,075,288   3,063,219


- ----------

<F1>Based on weighted average number of shares and share equivalents outstanding for 1993 and
    1989, and based on weighted average number of shares outstanding for 1992, 1991 and 1990.
<F2>After the deduction of outside funding for the multichip module development project of
    $1,698 and $604 in 1990 and 1989, respectively.
<F3>Excludes employees of divested businesses.


CONSOLIDATED BALANCE SHEETS
- ----------

                                             January 2,    January 3,
(Dollars in Thousands)                          1994          1993
                                             ----------   ------------

ASSETS
- ----------
CURRENT ASSETS:

Cash and Cash Equivalents                     $   4,533     $   5,356

Accounts Receivable                              15,008        14,811

Inventories:

  Raw Materials                                   3,432         3,852

  In-Process and Finished                         5,404         6,104

  Less LIFO Reserve                                (808)         (707)
                                              ---------     ---------

       Total Inventories                          8,028         9,249

Current Deferred Income Taxes                     1,820         6,384

Net Assets Held for Sale (Note B)                 6,785        19,569

Prepaid Expenses                                    668           659
                                              ---------     ---------

       Total Current Assets                      36,842        56,028
                                              ---------     ---------

Property, Plant and Equipment, Net of
  Accumulated Depreciation of $54,271
 and $52,492                                     36,807        35,504

Investments in Unconsolidated Joint Ventures      3,051         2,299

Intangible Pension Asset                          3,295         2,003

Other Assets                                      1,842         1,912
                                              ---------     ---------

       Total Assets                           $  81,837     $  97,746
                                              =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
- ----------
CURRENT LIABILITIES:

Accounts Payable                              $   7,679     $   7,617

Notes Payable to Banks                               --         3,552

Notes Payable to Unconsolidated Joint
  Ventures                                           --           991

Current Maturities of Long-Term Debt              3,140         6,640

Accrued Employee Benefits and Compensation        5,296         5,411

Accrued Cost Reduction Charges (Note B)           2,222         5,300

Accrued Interest                                    542           884

Other Accrued Liabilities                         3,258         1,925

Taxes, Other than Federal and Foreign Income      1,546         1,212
                                              ---------     ---------
      Total Current Liabilities                  23,683        33,532
                                              ---------     ---------
Long-Term Debt, less Current Maturities          14,190        24,197

Noncurrent Deferred Income Taxes                  2,055         6,568

Noncurrent Pension Liability                      5,660         6,066

Noncurrent Retiree Health Care and Life
  Insurance Benefits                              6,122         6,062

Other Long-Term Liabilities                       2,236         2,238

SHAREHOLDERS' EQUITY:
  Capital Stock, $1 Par Value:
    Authorized Shares 10,000,000; Issued
    and Outstanding Shares 3,222,461 and
    3,100,649                                     3,222         3,101

  Additional Paid-In Capital                     22,558        20,117

  Equity Translation Adjustment                   1,193         1,617

  Retained Earnings (Deficit)                       918        (5,752)
                                              ---------     ---------
    Total Shareholders' Equity                   27,891        19,083
                                              ---------     ---------
    Total Liabilities and Shareholders'
      Equity                                  $  81,837     $  97,746
                                              =========     =========
- ----------
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
- ----------
                                                    1993         1992          1991
(Dollars in Thousands, Except Per Share Amounts) (52 Weeks)   (53 Weeks)    (52 Weeks)
                                                 -------------------------------------
Net Sales                                         $123,168     $172,361      $182,352

  Cost of Sales                                     89,294      140,869       145,717
  Selling and Administrative Expenses               18,787       22,084        25,322
  Research and Development Expenses                  6,743        8,196         9,589
  Cost Reduction Charges (Note B)                       --       26,602         2,774
                                                 ------------------------------------
Total Costs and Expenses                           114,824      197,751       183,402
                                                 ------------------------------------
Operating Income (Loss)                              8,344      (25,390)       (1,050)

  Other Income less Other Charges                      988          460           896
  Interest Expense - Net                             2,616        3,075         3,249
                                                 ------------------------------------
Income (Loss) Before Income Taxes (Benefit) and
  Cumulative Effect of Accounting Change             6,716      (28,005)       (3,403)

  Income Taxes (Benefit)                                46       (1,580)       (1,083)
                                                 ------------------------------------
Income (Loss) Before Cumulative Effect of
  Accounting Change                                  6,670      (26,425)       (2,320)

  Cumulative Effect of Change in Accounting
    for Postretirement Benefits (Note G)                --       (6,241)           --
                                                 -------------------------------------
Net Income (Loss)                                    6,670      (32,666)       (2,320)

  Retained Earnings (Deficit) at Beginning of
    Year                                            (5,752)      27,007        29,604
  Cash Dividends                                        --           93           277
                                                 -------------------------------------
Retained Earnings (Deficit) at End of Year       $     918     $ (5,752)     $ 27,007
                                                 =====================================
Income (Loss) per Share:
  Primary:
    Average Shares Outstanding and Common
      Stock Equivalents                          3,189,879     3,094,419     3,081,351
    Income (Loss) Before Cumulative Effect
      of Accounting Change                       $    2.09     $   (8.54)    $    (.75)
    Cumulative Effect of Accounting Change              --         (2.02)           --
                                                 -------------------------------------
    Income (Loss) Per Share                      $    2.09     $  (10.56)    $    (.75)
                                                 =====================================
  Fully Diluted:
    Average Shares Outstanding and Common
      Stock Equivalents                          3,250,457     3,094,419     3,081,351
    Income (Loss) Before Cumulative Effect
      of Accounting Change                       $    2.05     $   (8.54)    $    (.75)
    Cumulative Effect of Accounting Change              --         (2.02)           --
                                                 -------------------------------------
    Income (Loss) Per Share                      $    2.05     $  (10.56)    $    (.75)
                                                 =====================================

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)
- ----------
                                                                     1993            1992            1991
                                                                  (52 weeks)      (53 weeks)      (52 weeks)
                                                                  ----------      ----------      ----------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net Income (Loss)                                                 $  6,670        $(32,666)       $ (2,320)
Adjustments to Reconcile Net Income (Loss) to Net Cash
  Provided by Operating Activities:
    Depreciation and Amortization                                    6,691          10,928          11,702
    Benefit for Deferred Income Taxes                                   --          (1,919)         (2,391)
    Equity in Undistributed (Income) Loss of Unconsolidated
      Joint Ventures - Net                                             103             (49)           (678)
    Accrued Cost Reduction Charges                                      --          25,447              29
    Cumulative Effect of Accounting Change                              --           6,662              --
    (Gain) Loss on Disposition of Assets                                87            (142)            567
    Other - Net                                                       (559)          2,731           1,609
    Changes in Operating Assets and Liabilities Excluding
      Effects of Acquisition and Disposition of Assets:
          Accounts Receivable                                         (573)          1,276           5,546
          Accounts Receivable from Unconsolidated Joint Ventures      (712)         (2,584)            498
          Inventories                                                1,116           1,060           1,353
          Prepaid Expenses                                             (30)              1            (115)
          Accounts Payable and Accrued Expenses                       (868)         (4,993)         (4,229)
                                                                  -----------------------------------------
              Net Cash Provided by Operating Activities             11,925           5,752          11,571

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
- ----------
Capital Expenditures                                                (8,582)         (9,061)        (11,710)
Proceeds from Sale of Businesses                                    10,899           4,985           1,553
Proceeds from Sale of Property, Plant and Equipment                    179             963             141
Investment in Unconsolidated Joint Ventures                             --             (35)             --
                                                                  -----------------------------------------
              Net Cash Provided by (Used in) Investing Activities    2,496          (3,148)        (10,016)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
- ----------
Proceeds from Short- and Long-Term Borrowings                        6,956           5,991           4,500
Repayments of Debt Principal                                       (19,951)         (5,470)         (5,235)
Net Increase in Borrowings (Repayments) of Revolving Lines of
  Credit                                                            (3,534)         (4,387)          1,702
Proceeds from Sale of Capital Stock                                  1,063             293             208
Dividends Paid                                                          --             (93)           (370)
                                                                  -----------------------------------------
              Net Cash Provided by (Used in) Financing Activities  (15,466)         (3,666)            805
                                                                  -----------------------------------------
Effect of Exchange Rate Changes on Cash                                222            (253)            (78)
                                                                  -----------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                  (823)         (1,315)          2,282
Cash and Cash Equivalents at Beginning of Year                       5,356           6,671           4,389
                                                                  -----------------------------------------
Cash and Cash Equivalents at End of Year                          $  4,533        $  5,356        $  6,671
                                                                  =========================================
- ----------
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ----------

NOTE A-ACCOUNTING POLICIES
- ----------

PRINCIPLES OF CONSOLIDATION:
- ----------
The consolidated financial statements include the accounts of Rogers Corporation and its wholly-owned subsidiaries (the Company), after elimination of significant intercompany accounts and transactions.

CASH EQUIVALENTS:
- ----------
Cash equivalents are generally comprised of highly liquid investments with an original maturity of three months or less. These investments are stated at cost, which approximates market value.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES:
- ----------
The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method.

RELATED PARTY TRANSACTIONS:
- ----------
Sales to unconsolidated joint ventures are made on terms similar to those prevailing with unrelated customers, except that for each joint venture, payments to its owners may be deferred depending on the joint venture's availability of funds, with payment priority given to parties other than the owners of the venture.

FOREIGN CURRENCY TRANSLATION:
- ----------
All balance sheet accounts of foreign subsidiaries are translated at rates of exchange in effect at each year-end, and income statement items are translated at the average exchange rates for the year. Resulting translation adjustments are made directly to a separate component of shareholders' equity. Currency transaction adjustments are reported as income or expense.

INVENTORIES:
- ----------
Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 39% of total Company inventories at January 2, 1994, 32% at January 3, 1993, and 22% at December 29, 1991. The cost of the remaining portion of the inventories was principally determined on the basis of standard costs, which approximate actual costs.

PROPERTY, PLANT AND EQUIPMENT:
- ----------
Property, plant and equipment is stated on the basis of cost, including capitalized interest. For financial reporting purposes, provisions for depreciation are calculated on a straight-line basis over the estimated useful lives of the assets.

OTHER ASSETS:
- ----------
Purchased patents, licensed technology and other intangibles included in other assets are capitalized and amortized on a straight-line basis over their estimated useful lives, generally ranging from 2 to 17 years.

PENSIONS:
- ----------
The Company has noncontributory defined benefit plans covering substantially all U.S. employees. Plans covering salaried employees provide benefits based on salary, years of service and age, while those covering hourly employees provide benefits of stated amounts for each year of credited service with adjustments depending on age. The Company's funding policy for all plans is to contribute amounts sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:
- ----------
In 1992 the Company adopted Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions," using the immediate recognition transition option. This standard requires employers to recognize the expected cost of providing postretirement benefits, such as health and life insurance, during the years that the employees render service. Prior to 1992, the Company recognized these benefit costs as a charge to income when claims were paid. The Company continues to fund these postretirement benefits on a pay-as-you-go basis.

INCOME TAXES:
- ----------
In the first quarter of 1993, the Company implemented the provisions of Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method (Accounting Principles Board Opinion 11) to the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. As permitted under FAS 109, the Company has elected not to restate prior years' financial statements.

No provision is made for income taxes on undistributed earnings of foreign subsidiaries because such earnings are substantially reinvested in those companies for an indefinite period.

NET INCOME (LOSS) PER SHARE:
- ----------
Net income per share is computed based on the weighted average number of shares of capital stock and capital stock equivalents outstanding during each year, while net loss per share is based only on the weighted average number of shares of capital stock. Capital stock equivalents are additional shares which may be issued upon the exercise of dilutive stock options using the average market price of the Company's capital stock during the year. Conversion of the convertible subordinated notes (see
Note I) is not assumed in the computation of fully diluted net income
(loss) per share because such conversion is antidilutive.


NOTE B-COST REDUCTION CHARGES
- ----------

During the fourth quarter of 1992, as part of a strategy to refocus and build further on its existing specialty polymer composite materials businesses, the Company identified restructuring measures that resulted in a pretax charge of $26.6 million. The major component, $22.4 million, of this charge was primarily for asset writedowns and employee severance costs related to the divestiture of the Company's flexible interconnections business, including the 50% interest in a related joint venture, Smartflex Systems. This divestiture was completed on June 28, 1993 and the Company received a total of $10.9 million from the sale.

Also included in the 1992 pretax charge was $4.2 million of costs associated with streamlining the U.S. sales force, consolidating European sales and administrative functions, the reduction and consolidation of certain corporate functions in the United States, restructuring the Power Distribution Division, and adjustments of certain assets to net realizable value.

At January 2, 1994, assets held for sale at net realizable value were $6.8 million, primarily consisting of the land and building being leased to the buyer of the flexible interconnections business.

During the fourth quarter of 1991, the Company announced that in response to the continuing recession-induced downturn in sales, it was taking a number of cost reduction actions. These actions consisted of reductions of salaried personnel and the divestiture of the Circuit Components Division, completed near the end of the first quarter of 1992. This, together with other product line pruning and various asset writedowns, resulted in a pretax charge of $2.8 million.


NOTE C-INVENTORIES
- ----------

Certain inventories, amounting to $2,515,000 at January 2, 1994, and $2,212,000 at January 3, 1993, are valued at the lower of cost, determined by the last-in, first-out method, or market.


NOTE D-PROPERTY, PLANT AND EQUIPMENT
- ----------

                                        January 2,         January 3,
(Dollars in Thousands)                     1994               1993
                                        ----------         ----------
Land                                    $     915          $     841
Buildings and improvements                 29,022             28,800
Machinery and equipment                    48,039             47,532
Office equipment                            9,865             10,155
Installations in process                    3,237                668
                                        ----------         ----------
                                           91,078             87,996
Less accumulated depreciation             (54,271)           (52,492)
                                        ----------         ----------
                                        $  36,807          $  35,504
                                        ==========         ==========

Depreciation expense was $6,574,000 in 1993, $10,609,000 in 1992, and
$11,119,000 in 1991. Included in 1992 and 1991 was depreciation expense on assets of the flexible interconnections business which was sold in 1993. Interest costs incurred during the years 1993, 1992, and 1991 were $3,016,000, $3,585,000, and $3,615,000, respectively, of which $126,000,
$29,000, and $68,000, respectively, have been capitalized as part of the cost of new plant and equipment.


NOTE E-SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED JOINT VENTURES AND RELATED PARTY TRANSACTIONS
- ----------

The following tables summarize combined financial information of the Company's unconsolidated joint ventures which are accounted for by the equity method. Amounts presented include the financial information reported by: Rogers INOAC Corporation, located in Japan, and Durel Corporation, located in Arizona, both of which are Polymer Products ventures. Each of these ventures is 50% owned by the Company.

Additionally, 1992 and 1991 financial information for Smartflex Systems and 1991 financial information for Rogers Coselbra Industrial, Ltda. has been included in the following tables. The Company disposed of its interest in Smartflex Systems, located in California, as of the beginning of 1993. Its interest in Rogers Coselbra, located in Brazil, was disposed of as of the beginning of 1992.

The difference between the Company's investment in unconsolidated joint ventures and its one-half interest in the underlying shareholders' equity of the joint ventures is due primarily to a deficit in shareholders' equity of one of the joint ventures. This also results in a difference between the Company's income (loss) from unconsolidated joint ventures and its one-half share of the income of those joint ventures.

                           January 2,         January 3,
(Dollars in Thousands)        1994               1993
                           ----------         ----------
Current Assets             $  13,760          $   23,172
Noncurrent Assets              3,359               1,903
Current Liabilities            9,204              15,839
Noncurrent Liabilities         3,362               2,562
Shareholders' Equity           4,553               6,674


                                              Year Ended
                           ----------------------------------------------
                           January 2,         January 3,     December 29,
(Dollars in Thousands)        1994               1993            1991
                           ----------         ----------     ------------
Net Sales                  $ 41,538           $ 70,088         $ 59,187
Gross Profit                 10,218             10,536            8,234
Net Income                    3,208              1,973              766

Sales to unconsolidated joint ventures amounted to $363,000 in 1993, $10,945,000 in 1992, and $8,499,000 in 1991. The significant decrease in 1993 is a result of the exclusion of sales to Smartflex Systems.

Loans from unconsolidated joint ventures amounting to $1,955,000 in 1993 and $991,000 in 1992 have been repaid in full during 1993.


NOTE F-PENSIONS
- -----------

The Company has three noncontributory defined benefit plans covering substantially all U.S. employees. The discount rate assumptions used to develop pension expense were 8.25% in each year presented. The expected long-term rate of investment return assumptions were 9.5% for the salaried pension plan and 9.0% for the remaining two plans in each year presented.

As a result of the divestiture of the flexible interconnections business (see Note B), the Company recognized a curtailment gain of $1,361,000 as part of the 1992 cost reduction charge.


Net pension cost consisted of the following components:

(Dollars in Thousands)                                   1993         1992         1991
                                                      ---------    ---------    ---------
Service cost (benefits earned during the period)      $  1,132     $  1,369     $  1,202
Plus:  Interest cost on projected benefit obligation     2,754        2,667        2,579
Less:  Actual return on plan assets                     (2,900)      (2,690)      (4,672)
Plus:  Net amortization and deferral                      (276)        (491)       1,692
                                                      ---------    ---------    ---------
Net pension cost                                      $    710     $    855     $    801
                                                      =========    =========    =========



The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets:

(Dollars in Thousands)                                               January 2, 1994                  January 3, 1993
                                                             ----------------------------      ----------------------------
                                                             Plans Whose       Plan Whose      Plans Whose      Plan Whose
                                                               Assets         Accumulated         Assets        Accumulated
                                                               Exceed           Benefits          Exceed         Benefits
                                                             Accumulated         Exceed        Accumulated        Exceed
                                                               Benefits          Assets          Benefits         Assets
                                                             ----------------------------      ----------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                   $  21,916         $  8,792        $  20,984        $  6,131
                                                             ============================      ============================
  Accumulated benefit obligation                              $  22,686         $  8,928        $  21,205        $  6,192
                                                             ============================      ============================
  Projected benefit obligation                                $ (30,603)        $ (8,928)       $ (30,001)       $ (6,192)
Plan assets at fair value                                        29,521            5,187           29,809           3,922
                                                             ----------------------------      ----------------------------
Projected benefit obligation in excess of plan assets            (1,082)          (3,741)            (192)         (2,270)
Unrecognized net (gain) loss                                        880            2,008             (237)            858
Unrecognized prior service cost                                   1,174            1,319              999           1,003
Unrecognized net (asset) obligation, net of amortization         (3,357)             (32)          (3,866)            142
Adjustment required to recognize minimum liability                   --           (3,295)              --          (2,003)
                                                             ----------------------------      ----------------------------
Net pension liability                                         $  (2,385)        $ (3,741)       $  (3,296)       $ (2,270)
                                                             ============================      ============================

The net pension liability is included in the following balance sheet accounts:

Other assets                                                  $      --         $     --        $     274        $     --
Accrued employee benefits and compensation                           --             (662)              --              --
Noncurrent pension liability                                     (2,385)          (3,079)          (3,570)         (2,270)
                                                             ----------------------------      ----------------------------
Net pension liability                                         $  (2,385)        $ (3,741)       $  (3,296)       $ (2,270)
                                                             ============================      ============================


Also included in the noncurrent pension liability is an additional pension liability of $196,000 and $226,000 in 1993 and 1992, respectively.

The discount rate used in determining the present value of benefit obligations was 7.5% for 1993 and 8.25% for 1992. The long-term annual rate of increase in compensation levels assumption was 5.0% in 1993 and 5.5% in 1992.

Plan assets consist of group annuity contracts with major insurance companies and investments in equities and short- and long-term debt instruments managed by various investment managers.


NOTE G-POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS
- ----------

In addition to the Company's noncontributory defined benefit pension plans, the Company sponsors three unfunded defined benefit health care and life insurance plans for retirees. The plan for full-time U.S. salaried employees provides medical and dental benefits to employees with a credited service period of ten years beginning on or after age 45. These employees also receive life insurance benefits if they retire before 1998. The plan for U.S. unionized hourly employees provides medical and life insurance benefits to employees who have a credited service period of ten years on or after age 60 or 15 years on or after age 62, depending on the local union. The plan for nonunion U.S. hourly employees provides life insurance benefit to employees who retire before 1998 with a credited service period of years on or after age 60. Only the union hourly plan is contributory. All medical and dental plans contain deductible and coinsurance cost-sharing features.

As indicated in Note A, the Company changed its method of accounting for postretirement benefits other than pensions in 1992 to conform with Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company elected to immediately recognize the accumulated liability, measured as of December 30, 1991. This resulted in a one-time after-tax charge (no tax benefit was attributable) of $6,241,000, or $2.02 per share. Aside from the one-time effect of this adjustment, adoption of FAS 106 was not material to 1992 financial results. Postretirement benefit costs for 1991, which were recorded on a cash basis, have not been restated.

Net periodic postretirement benefit cost includes the following components:

                                                     1993          1992
                                                 ----------    -----------

Service cost                                     $      340    $       394
Interest cost                                           478            522
Amortization of unrecognized net gain                    (9)            --
                                                 ----------    -----------
Net periodic postretirement benefit cost         $      809    $       916
                                                 ==========    ===========

The discount rate assumption used to develop postretirement benefit expense was 8.25% in 1993 and 1992.

The actuarial and recorded liabilities for these three plans, none of which have been funded, were as follows:
                                                 January 2,     January 3,
(Dollars in Thousands)                              1994           1993
                                                 ----------    -----------
Accumulated postretirement benefit obligation:
    Retirees                                     $   (3,209)    $   (3,403)
    Fully eligible active plan participants            (718)          (930)
    Other active plan participants                   (1,826)        (2,209)
                                                 ----------     -----------
Accumulated postretirement benefit obligation        (5,753)        (6,542)
Unrecognized net gain                                  (869)          (120)
                                                 ----------     -----------
Accrued postretirement benefit liability         $   (6,622)    $   (6,662)
                                                 ==========     ===========

Net periodic postretirement benefit liability of $6,622,000 in 1993 and $6,662,000 in 1992 consists of a noncurrent liability of $6,122,000 and $6,062,000, respectively, and a current postretirement benefit liability of $500,000 and $600,000, respectively, which is included in accrued employee benefits and compensation.

The annual assumed rate of increase in the per capita cost of covered health benefits is 11% for 1994 and 13% for 1993 (15% assumed for 1992) and is assumed to decrease by approximately one percentage point each year to 5.5% in 2000 and remain at that level thereafter. The health care cost trend rate assumption has the following effect on the amounts reported:
increasing the assumed health care cost trend rates by one percentage point in each future year would increase the accumulated postretirement benefit obligation for health benefits as of the beginning of 1994 by approximately $399,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $81,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1993 and 8.25% for 1992.

Pay-as-you-go postretirement benefit costs other than pensions for 1991 were $421,000.

As a result of the divestiture of the flexible interconnections business (see Note B), the Company recognized a curtailment gain of $419,000 as part of the 1992 cost reduction charge.

NOTE H-EMPLOYEE SAVINGS AND INVESTMENT PLANS
- ----------

The Company has three Employee Savings and Investment Plans (RESIP I, II, and III) which meet the requirements contained in Section 401(k) of the Internal Revenue Code. All regular U.S. salaried employees with at least one year of service are eligible to participate in RESIP I, most other regular U.S. employees with at least one year of service who are not members of collective bargaining units are eligible to participate in RESIP II, and members of some of the Company's collective bargaining units are eligible to participate in RESIP III. With the exception of the Company match, the plans are essentially identical and are designed to encourage the Company's U.S. employees to save for retirement. Contributions to the plans as well as earnings thereon benefit from tax deferral. Participating employees generally may contribute up to 18% of their salaries and wages. An employee's elective pretax contribution for which a tax deferral is available is limited to the maximum allowed under the Internal Revenue Code. To further encourage employee savings in RESIP I and II, the Company matched employees' contributions up to 4% of participating employees' annual compensation at a rate of 12.5% in 1993, 1992, and 1991. RESIP related expense amounted to $177,000 in 1993, $210,000 in 1992, and $219,000 in 1991, including Company matching contributions of $100,000, $125,000, and $120,000, respectively.


NOTE I-DEBT
- ----------

LONG-TERM DEBT:
                                                  January 2,   January 3,
(Dollars in Thousands)                               1994         1993
                                                  -----------------------
10.5% Senior Notes due 1994-1998                  $  3,125     $  3,750
10.6% Senior Notes due 1994-2003                     6,000        6,000
7.25% Industrial Development Bonds                      --        1,040
7.63% Industrial Development Bonds                      --        1,458
10.5% Convertible Subordinated Notes due
  1995-1997                                          4,500        7,500
Term Note with interest at a maximum of 75 basis
  points above prime                                    --        1,250
Secured Note with interest at prime                     --        2,450
Term Note with interest at prime plus .25%              --        4,688
Term Note with interest at 4.9% due 1994-2000        3,637           --
Mortgages payable at interest rates ranging from
  8% to 11.625%                                         --        1,398
Other                                                   68        1,303
                                                  -----------------------
                                                    17,330       30,837
Less current maturities                             (3,140)      (6,640)
                                                  -----------------------
                                                  $ 14,190     $ 24,197
                                                  =======================

In 1993 the Company entered into a $25 million revolving credit and term loan arrangement with Fleet Bank, N.A. Using the proceeds from the sale of the flexible interconnections business and proceeds from the Fleet facility, the Company paid off a portion of its outstanding debt. Also, the Company renegotiated agreements with other lenders with respect to certain of its debt.

Under the terms of the Fleet agreement, the Company received a $5 million term note, which had been reduced to $3.6 million by January 2, 1994 and then prepaid in full on February 1, 1994. The Company may borrow up to a maximum of $15 million under a revolving credit arrangement. Amounts borrowed under this arrangement are to be repaid in full on April 14, 1996. Repayments on the revolving credit facility are necessary to the extent the Company's collateral decreases to a level which does not support borrowings under the facility, although this is not likely. Interest is payable monthly at a rate no greater than prime plus .75 percentage points on amounts outstanding under the revolving credit facility. In addition there are administrative fees associated with the arrangement, as well as a commitment fee of 0.25% per annum on any unborrowed funds which are available under the revolving credit facility. At year-end 1993, there were no borrowings under this revolving credit arrangement. Borrowings under the term loan and the revolving credit facility are secured by virtually all of the Company's assets other than real properties and intellectual property.

At January 2, 1994, the convertible subordinated notes are convertible into capital stock of the Company at $22 per share (subject to antidilution provisions) at the option of the lender anytime through January 1, 1997. The Company may, however, force the conversion of the notes into capital stock (in $50,000 multiples) without premium in whole or in part, providing that the average of the closing prices for the sixty consecutive business days preceding the date of prepayment is 140% of the conversion price, or $30.80. On December 30, 1993, $1,500,000 of the debentures were converted into 68,181 shares of capital stock.

MATURITIES:
- ----------
Required long-term debt principal repayments during the four years after 1994 are: 1995, $2,736,000; 1996, $2,737,000; 1997, $2,738,000; and 1998,
$1,227,000.

INTEREST PAID:
- ----------
Interest paid during the years 1993, 1992, and 1991 was $3,358,000, $3,636,000, and $3,669,000, respectively.

NOTES PAYABLE TO BANKS:
- ----------
There were no notes payable to banks outstanding as of January 2, 1994.
At January 3, 1993, notes payable to banks amounted to $3,552,000. This consisted of $3,000,000 from a fully utilized revolving credit arrangement with a domestic bank and $552,000 from borrowings of one of the Company's foreign subsidiaries with a foreign credit facility.

There are no compensating balance requirements.

NOTES PAYABLE TO UNCONSOLIDATED JOINT VENTURES:
- ----------
A $991,000 loan from one of the Company's unconsolidated joint ventures was outstanding on January 3, 1993. No such loans were outstanding on January 2, 1994.

PLEDGED ASSETS:
- ----------
At January 2, 1994, collateral for long-term debt consisted of personal property and equipment totalling $18,182,000 and current assets amounting to $19,693,000.

RESTRICTION ON PAYMENT OF DIVIDENDS:
- ----------
Certain covenants of the Company's loan agreements restrict the payment of dividends based upon a specified level of retained earnings. At January 2, 1994, the level of retained earnings was not sufficient to permit the declaration or payment of dividends.


NOTE J-INCOME TAXES
- ----------

Consolidated income (loss) before income taxes (benefit) and cumulative effect of accounting change consists of:

(Dollars in Thousands)        1993         1992         1991
                            -----------------------------------
Domestic                    $  5,980    $ (25,887)   $  (1,742)
Foreign                          736       (2,118)      (1,661)
                            -----------------------------------
                            $  6,716    $ (28,005)   $  (3,403)
                            ===================================


The income tax expense (benefit) before cumulative effect of accounting change in the consolidated statements of operations consists of:


(Dollars in Thousands)       Current      Deferred      Total
                            -----------------------------------
1993:
  Federal                   $     (90)   $     --    $    (90)
  Foreign                          (6)         --          (6)
  State                           142          --         142
                            -----------------------------------
                            $      46    $     --    $     46
                            ===================================

1992:
  Federal                   $     203    $ (1,771)   $ (1,568)
  Foreign                          65        (148)        (83)
  State                            71          --          71
                            ----------------------------------
                            $     339    $ (1,919)   $ (1,580)
                            ==================================

1991:
  Federal                   $     947    $ (1,615)   $   (668)
  Foreign                         136        (776)       (640)
  State                           225          --         225
                            ----------------------------------
                            $   1,308    $ (2,391)   $ (1,083)
                            ==================================

As indicated in Note A, in the first quarter of 1993 the Company implemented the provisions of Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method to the liability method. The liability method requires the recognition of deferred tax assets and liabilities for temporary differences between the net book value and the tax basis of other assets and liabilities. The deferred tax impact of these temporary differences is measured using enacted statutory tax rates applicable to the year that the temporary differences are expected to be realized for tax purposes. FAS 109 also provides specific rules for recording valuation allowances for potentially unrealizable deferred tax assets. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of calculation and were not adjusted for subsequent changes in tax rates. The deferred method did not impose specific requirements for recording deferred tax asset valuation allowances.

The adoption of FAS 109 resulted in a reduction to both the Company's current deferred tax asset and its noncurrent deferred tax liability of approximately $2.5 million as of January 4, 1993. The net adjustment to the Company's consolidated balance sheet did not have a material impact on the Company's consolidated statement of operations and retained earnings. As permitted under FAS 109, the Company has elected not to restate prior years' financial statements.

Deferred tax assets and liabilities as of January 2, 1994 are comprised of the following:

(Dollars in Thousands)                                          January 2,
                                                                   1994
                                                                ----------
Deferred Tax Assets:
  Accruals Not Currently Deductible for Tax Purposes:
    Accrued Employee Benefits and Compensation                  $   2,439
    Accrued Postretirement Benefits                                 2,354
    Other Accrued Liabilities and Reserves                            982
  Tax Loss Carryovers                                               3,885
  Tax Credit Carryforwards                                          2,714
  Accounts Receivable                                                 985
  Other                                                               479
                                                                ---------
Total Deferred Tax Assets                                          13,838
Less Deferred Tax Asset Valuation Allowance                        10,095
                                                                ---------
Net Deferred Tax Assets                                             3,743
Deferred Tax Liabilities:
  Depreciation & Amortization                                       3,743
                                                                ---------
Total Deferred Tax Liabilities                                      3,743
                                                                ---------
Net Deferred Tax Liability                                      $       0
                                                                =========

Income tax expense (benefit) differs from the amount computed by applying the U.S. statutory federal income tax rate to income (loss) before income tax expense (benefit) and cumulative effect of accounting change. The reasons for this difference are as follows:



(Dollars in Thousands)                                      1993        1992        1991
                                                         --------------------------------
Tax expense (benefit) at statutory rate                  $  2,283    $ (9,522)  $ (1,157)
State income taxes, net of federal benefit                     92          47        148
Statutory rate differences, foreign and domestic               37         (81)      (114)
Research and development tax credit                            --          --        (76)
Nontaxable Foreign Sales Corporation income                   (59)        (30)       (59)
Nondeductible portion of travel and entertainment expenses     25          65         78
Foreign deductions, credits, and research and investment
  incentives                                                   --         (16)      (202)
Losses producing no tax benefit                                58       6,879        137
Tax loss carryovers                                          (707)        (72)        --
Change in deferred tax valuation allowance                 (1,663)         --         --
U.S. tax on foreign earnings                                   --       1,104        138
Other                                                         (20)         46         24
                                                          -------------------------------
Income tax expense (benefit)                              $    46    $ (1,580)  $ (1,083)
                                                          ===============================


The $1,663,000 decrease in the deferred tax asset valuation allowance for the current year relates primarily to the recognition for tax purposes in 1993 of certain accrued cost reduction expenses which were recognized for financial reporting purposes in prior years.

At January 2, 1994, the Company had a U.S. net operating loss carryforward of approximately $6,000,000 which expires in the year 2008. The Company also has foreign net operating loss carryforwards of approximately $4,000,000. Under the applicable foreign tax laws, these net operating loss carryforwards have an indefinite carryforward period. The utilization of U.S. and foreign net operating loss carryforwards is dependent upon the future taxable earnings of the Company's U.S. operations and each of the applicable foreign subsidiaries, respectively.

At January 2, 1994, the Company had Alternative Minimum Tax Credit carryforwards of approximately $1,200,000 and General Business Credit carryforwards of approximately $1,500,000. The use of these tax credit carryforwards is limited to future taxable earnings of the Company. The Alternative Minimum Tax Credit carryforwards have an indefinite carryforward period. The Company's General Business Credit carryforwards expire in annual increments of between $100,000 and $250,000 beginning in 1998 and ending in the year 2008.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends, if foreign earnings were lent to the Company or a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practical to estimate the amount of additional tax that might be payable on foreign earnings; however, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. tax and offset any foreign tax.

Undistributed foreign earnings, before available tax credits and deductions, amounted to $3,359,000 at January 2, 1994, $2,582,000 at January 3, 1993, and $6,087,000 at December 29, 1991.

Income taxes paid (refunded) were $(193,000), $(352,000), and $1,523,000, in 1993, 1992, and 1991, respectively.

NOTE K-SHAREHOLDERS' EQUITY AND STOCK OPTIONS
- ----------


Changes in shareholders' equity are shown below:

                                        Capital
                                         Stock       Additional      Equity         Retained
                                        (Number        Paid-In      Translation     Earnings
(Dollars in Thousands)                 of Shares)      Capital      Adjustment     (Deficit)
                                       ------------------------------------------------------
Balance at December 30, 1990           3,075,288       $19,641        $  2,539      $ 29,604
                                       ------------------------------------------------------
Net loss for 1991                                                                     (2,320)
Cash dividends declared                                                                 (277)
Stock options exercised                      733            46
RESIP shares issued                        8,638           153
Translation adjustment for 1991                                           (488)
                                       ------------------------------------------------------
Balance at December 29, 1991           3,084,659        19,840           2,051        27,007
                                       ------------------------------------------------------
Net loss for 1992                                                                    (32,666)
Cash dividends declared                                                                  (93)
RESIP shares issued                       15,990           277
Translation adjustment for 1992                                           (434)
                                       ------------------------------------------------------
Balance at January 3, 1993             3,100,649        20,117           1,617        (5,752)
                                       ------------------------------------------------------
Net income for 1993                                                                    6,670
Stock options exercised                   38,655           785
RESIP shares issued                       12,727           184
Conversion of convertible subordinated
  notes into capital stock                68,181         1,432
Stock granted to officers                  6,000           125
Shares reacquired and cancelled           (3,751)          (85)
Translation adjustment for 1993                                           (424)
                                       ------------------------------------------------------
Balance at January 2, 1994             3,222,461      $ 22,558       $   1,193     $     918
                                       ======================================================

The dollar amount of the capital stock ($1 par value) is equal to the above indicated number of shares.


Under the terms of the Company's 1979 incentive stock option plan, each of the options for the purchase of capital stock was granted to officers and other key employees at a price not less than the market value of the capital stock as of the date of grant. Options are exercisable within a period of ten years from the date of grant. Options granted prior to 1987 are exercisable only if no previous option issued to that individual is still outstanding. The Company does not intend to grant further options under the 1979 plan.

In 1988 the Company adopted a new stock option plan, which permits the granting of incentive stock options and nonqualified stock options to officers and other key employees. Additionally, nonqualified stock options can be granted to directors. Incentive stock option grants must be at a price no less than the market value of the capital stock as of the date of grant. Nonqualified stock options for officers and other key employees must be granted at a price equal to at least 50% of the market value of the capital stock as of the date of grant. To date, all options granted to officers and other key employees have been at a price equal to the market value of the capital stock as of the date of grant. Under certain conditions, nonemployee directors and director emeriti may receive nonqualified stock options at a discounted exercise price in lieu of a corresponding amount of directors' fees. Currently existing options issued under the plan are exercisable within a period of ten years from the date of grant. In 1990 the Company adopted another stock option plan which only permits the granting of nonqualified stock options to key employees who are not officers or directors. In other respects, the 1990 plan is essentially the same as the one established in 1988.

                                                       Average
                                            Number     Option    Aggregate
                                           of Shares    Price      (000s)
                                           -------------------------------
Outstanding at December 30, 1990            314,251    $ 23.55    $ 7,400
  Granted                                    81,914      18.22      1,492
  Exercised                                     733      17.50         13
  Cancelled                                  12,550      28.59        359
  Expired                                     2,000      24.94         50
                                           -------------------------------
Outstanding at December 29, 1991            380,882      22.24      8,470
  Granted                                   105,468      17.44      1,839
  Cancelled                                  91,930      22.87      2,102
  Expired                                     1,500      16.25         24
                                           -------------------------------
Outstanding at January 3, 1993              392,920      20.83      8,183
  Granted                                   205,468      17.98      3,695
  Exercised                                  38,655      20.19        780
  Cancelled                                  68,500      21.82      1,495
  Expired                                    27,000      29.18        788
                                           -------------------------------
Outstanding at January 2, 1994              464,233    $ 18.99    $ 8,815
                                           -------------------------------

All officer and other key employee options outstanding at December 30, 1984, were exercisable as of that date, and employee options granted after 1984 become exercisable in increments beginning after two years from the date of grant, unless otherwise approved by the Board of Directors. Nonemployee director and director emeritus options become exercisable on the first anniversary of the date of grant. The options outstanding on January 2, 1994, expire on various dates, beginning March 26, 1994, and ending on April 26, 2003. Options outstanding at January 2, 1994, included 167,524 which were exercisable (170,890 at January 3, 1993).

At January 2, 1994, a total of 5,778,375 shares of capital stock was reserved for possible future issuance: 246,819 shares for conversion of the Company's convertible subordinated notes (234,375 shares at January 3, 1993); 464,233 shares for options granted (392,920 shares at January 3,
1993); 160,014 shares for options as yet ungranted (99,982 shares at January 3, 1993); 56,891 shares for the Company's Employee Savings and Investment Plans (69,618 shares at January 3, 1993); 100,000 shares (exercisable at $27 per share during the period from June 30, 1993 through June 29, 1996) for conversion of the warrant issued to PaineWebber R&D Partners II in connection with the research and development arrangement (100,000 shares at January 3, 1993); 4,500,418 shares for the Company's Shareholders' Rights Plan (3,997,544 at January 3, 1993); and 250,000 shares for the Company's 1994 Stock Compensation Plan.


NOTE L-LEASES
- ----------

The Company's principal noncancellable operating lease obligations are for buildings and vehicles. The leases generally provide that the Company pay maintenance costs. The lease periods range from one to five years and include purchase or renewal provisions at the Company's option. The Company also has leases that are cancellable with minimal notice. Lease expense was $1,469,000 in 1993, $1,895,000 in 1992, and $1,917,000 in
1991.

Future minimum lease payments under noncancellable operating leases at January 2, 1994, aggregate $2,746,000. Of this amount, annual minimum payments are $707,000, $389,000, $306,000, $308,000, and $313,000 for
years 1994 through 1998, respectively.

NOTE M-FOREIGN OPERATIONS
- ----------

The net assets of wholly-owned foreign subsidiaries were $6,941,000 at January 2, 1994, and $6,766,000 at January 3, 1993. Net income (loss) of these foreign subsidiaries was $820,000 in 1993, $(1,961,000) in 1992, and $(702,000) in 1991, including net currency transaction gains (losses) of $(38,000) in 1993, $225,000 in 1992, and $(30,000) in 1991.


NOTE N-CONTINGENCIES
- ----------

The Company is subject to federal, state and local laws and regulations concerning the environment and is currently engaged in proceedings involving a number of sites under these laws, usually as a participant in a group of potentially responsible parties. Several of these proceedings are at a preliminary stage and it is impossible to estimate the cost of remediation, the timing and extent of remedial action which may be required by governmental authorities, and the amount of liability, if any, of the Company alone or in relation to that of any other responsible parties. The Company also has been seeking to identify insurance coverage with respect to these matters. Where it has been possible to make a reasonable estimate of the Company's liability, a provision has been made. Actual cost to be incurred in future periods may vary from these estimates. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

In addition to the environmental issues, the nature and scope of the Company's business bring it into regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject the Company to litigation which is defended and handled in the ordinary course of business. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse effect on the financial position of the Company.


NOTE O-BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION
- ----------

The presentation of business segment information for the years 1991-1993 is generally reflective of the Company's current internal reporting structure and has been divided into two segments: (1) Polymer Products, which consists primarily of high performance elastomer materials and components, and moldable composites; and (2) Electronic Products, which consists primarily of high frequency materials and computer circuit materials. The Electronic Products Group was referred to as the Interconnection Products Group in 1991 and 1992. Products from the former group also included interconnection circuits and components; however, these product lines were sold as part of the 1993 sale of the flexible interconnections business.

The Company markets its products throughout the United States and in foreign markets directly and through distributors and agents. Approximately 94% of the Company's net sales are sold through its own domestic and foreign sales forces. In 1993, approximately 60% of total sales were to the electronics industry. Sales to one unaffiliated customer, consisting of 14 different products, accounted for approximately 7% of sales in 1993, 15% in 1992, and 23% in 1991.

At January 2, 1994, the electronics industry accounted for approximately 57% of total accounts receivable due from customers. Accounts receivable due from customers located within the United States and Mexico accounted for 73% of the total accounts receivable owed to the Company at the end of 1993. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.
Receivables are generally due within 30 days. Credit losses relating to customers have been minimal and have been within management's expectations.


BUSINESS SEGMENT INFORMATION
(Dollars in Thousands)                                                        1993         1992         1991
                                                                          ------------------------------------
Net sales:
  Polymer Products                                                        $  66,238     $  62,396    $  56,691
  Electronic Products                                                        56,930       109,965      125,661
                                                                          ------------------------------------
    Total                                                                 $ 123,168     $ 172,361    $ 182,352
                                                                          ====================================
Income (loss) before income taxes (benefit) and cumulative effect of accounting change:<F1>
   Polymer Products <F2>                                                  $   8,755     $   5,136    $   2,621
   Electronic Products <F3><F4>                                               1,044       (28,069)      (2,962)
 Unallocated corporate expenses (mainly interest expense - net)              (3,083)       (5,072)      (3,062)
                                                                          -------------------------------------
    Total                                                                 $   6,716     $ (28,005)   $  (3,403)
                                                                          =====================================
Capital expenditures:
  Polymer Products                                                        $   6,534     $   2,772    $   3,169
  Electronic Products                                                         2,048         6,289        8,541
                                                                          ------------------------------------
    Total                                                                 $   8,582     $   9,061    $  11,710
                                                                          ====================================
Depreciation:
  Polymer Products                                                        $   2,224     $   2,753    $   2,748
  Electronic Products                                                         4,350         7,856        8,371
                                                                          ------------------------------------
    Total                                                                 $   6,574     $  10,609    $  11,119
                                                                          ====================================
Assets:
  Polymer Products                                                        $  36,717     $  35,479    $  34,833
  Electronic Products <F5>                                                   38,767        50,527       78,073
  Unallocated corporate assets (mainly cash and investments)                  6,353        11,740        9,768
                                                                          ------------------------------------
    Total                                                                 $  81,837     $  97,746    $ 122,674
                                                                          ====================================

GEOGRAPHIC INFORMATION
(Dollars in Thousands)                                                       North America    Europe       Total
                                                                             --------------------------------------
1993:
  Net sales                                                                    $ 108,324    $  14,844    $ 123,168
  Income (loss) before income taxes (benefit)                                      5,980          736        6,716
  Assets                                                                          72,046        9,791       81,837
                                                                             ======================================
1992:
  Net sales                                                                    $ 157,142    $  15,219    $ 172,361
  Loss before income tax benefit and cumulative effect of accounting
    change <F6>                                                                  (25,887)      (2,118)     (28,005)
  Assets                                                                          87,345       10,401       97,746
                                                                             ======================================
1991:
  Net sales                                                                    $ 167,020    $  15,332    $ 182,352
  Loss before income taxes <F6>                                                   (1,742)      (1,661)      (3,403)
  Assets                                                                         109,446       13,228      122,674
                                                                             ======================================
  <F1>The allocation of the cumulative effect of accounting change in 1992 is $2.9 million for Polymer Products and
      $3.3 million for Electronic Products.
  <F2>Includes an allocation of $1.8 million and $0.2 million in 1992 and 1991, respectively, related to the cost reduction charges.
  <F3>Includes an allocation of $24.8 million and $2.6 million in 1992 and 1991, respectively, related to the cost reduction charges.
  <F4>Includes undistributed earnings of a previously owned unconsolidated joint venture of $0.8 million and $0.3 million in 1992 and 1991, respectively.
  <F5>Includes an investment in a previously owned unconsolidated joint venture of $3.0 million and $2.2 million in
      1992 and 1991, respectively.
  <F6>Includes an allocation of $25.1 million and $2.7 million in 1992 and 1991, respectively, to North America and
      $1.5 million and $0.1 million in 1992 and 1991, respectively, to Europe related to the $26.6 million and $2.8 million cost reduction charges.


The principal operations of the Company are located in North America (United States and Mexico) and Europe. Inter-segment and inter-area sales, which are generally priced with reference to costs or prevailing market prices, are not material in relation to consolidated net sales and have been eliminated from the above data.

REPORT OF ERNST & YOUNG,
INDEPENDENT AUDITORS
- ----------

Board of Directors and Shareholders
Rogers Corporation

- ----------

We have audited the accompanying consolidated balance sheets of Rogers Corporation and subsidiaries as of January 2, 1994 and January 3, 1993, and the related consolidated statements of operations and retained earnings (deficit) and cash flows for each of the three fiscal years in the period ended January 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Corporation and subsidiaries at January 2, 1994 and January 3, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes J and G to the financial statements, respectively, in 1993 the Company changed its method of accounting for income taxes and in 1992 the Company changes its method of accounting for postretirement benefits other than pensions.


                              ERNST & YOUNG





Providence, Rhode Island
February 9, 1994

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
- ----------
(Dollars in Thousands, Except Per Share Amounts)


                     Net    Manufacturing       Net       Net Income(Loss)
       Quarter      Sales      Profit       Income(Loss)      Per Share
- --------------------------------------------------------------------------
1993   Fourth     $ 29,138    $  7,538       $   1,705         $   .52
       Third        30,312       8,491           1,712             .53
       Second       30,939       8,282           1,612             .51
       First        32,779       9,563           1,641             .53
- --------------------------------------------------------------------------
1992   Fourth*    $ 46,847    $  8,367       $ (26,489)        $ (8.56)
       Third        43,389       7,528            (148)           (.05)
       Second       40,325       7,468             123             .04
       First**      41,800       8,129          (6,152)          (1.99)
- --------------------------------------------------------------------------


 * Fourth quarter 1992 net loss includes a nonrecurring cost reduction charge of $26,602, of which the major portion was a disposal of the flexible interconnections business (see Note B).

** First quarter 1992 net loss includes cumulative effect of change in accounting for postretirement benefits other than pensions of $(6,241), or $(2.02) per share.


CAPITAL STOCK MARKET PRICES
- ----------

The Company's capital stock is traded on the American and Pacific Stock Exchanges. The following table sets forth the composite high and low prices during each quarter of the last two years on a per share basis.

At March 1, 1994, there were 1,310 shareholders of record.


                        1993                            1992
- --------------------------------------------------------------------

Quarter            High        Low                High        Low
- --------------------------------------------------------------------
Fourth           $29         $24-3/4            $ 15        $ 12
Third             27          19-3/8              16          11-1/2
Second            23-3/8      16                  17-1/8      13-7/8
First             18-7/8      12-5/8              17-3/4      15-1/8

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED SALES AND OPERATIONS - 1993 TO 1992

In 1993 sales were $123.2 million compared with $172.4 million for 1992. The decline was primarily related to divestiture of the flexible interconnections business which was completed June 28, 1993 (see Note B). Led by a substantial increase in high performance elastomer products, sales of the Company's core specialty polymer composite materials and components grew 10% in 1993. These gains were partially offset by decreases in the domestic power distribution component sales which have dropped by almost $10.0 million in the past two years. Higher sales of PORON materials necessitated production line expansions in both the U.S. and Japan which more than doubled capacity. A 10,000 square foot expansion is being added to the Willimantic Division to support the continuing growth in sales of ENDUR components for office equipment.

Net income in 1993 was $6.7 million, or $2.09 per share, compared to a net loss of $32.7 million in 1992. The loss in 1992 included a fourth quarter restructuring charge of $26.6 million and an additional $6.6 million charge related to the adoption of Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions." The financial results in 1993 exclude the sales and earnings of the divested flexible interconnections business for the full year.
This divestiture, coupled with improved sales and performance in Rogers' continuing businesses, was the major reason for the higher profits in 1993.

In February 1994, the Company concluded an agreement to sell its U.S. power distribution business to Methode Electronics, Inc., a manufacturer of bus bar products based in Chicago, Illinois. In addition to an initial cash payment, the Company will receive royalties on sales for five years. Methode will integrate this business into its own facilities, and the Company will sell separately the production equipment and the building in Mesa, Arizona. Transfer of operations to Methode is planned to be complete before mid-1994. Reserves for reorganizing this business were established in 1992 and 1993.

Manufacturing profit in 1993 was 28% of net sales, compared with 18% in 1992. This increase results primarily from divestiture of the flexible interconnections business, which operated with poor margins and at a substantial loss in 1992, and from improved profit margins in continuing businesses.

Selling and administrative expense decreased 15% from 1992 to 1993. However, because of much lower total sales, these expenses increased from 13% of sales in 1992 to 15% in 1993.

Research and development expense decreased 18% from 1992, and was approximately 5% of sales in both years. Significant product and process developments during 1993 included: lower cost processing of composite fluoropolymer laminates which resulted in the introduction of RO3003 for the commercial microwave market; the development of other low cost laminates designed for the commercial microwave market; improved process equipment for improved ENDUR-C LE conductive elastomer materials; PORON S-2000 silicone products using proprietary process technology; and, faster-curing moldable phenolic composite compounds.

Net interest expense in 1993 was 15% lower than in 1992 primarily because of lower borrowing. Proceeds from the sale of the flexible interconnections business, combined with improved levels of cash from operations, permitted debt to be reduced from $35.4 million in 1992 to $17.3 million in 1993. Unless interest rates increase substantially, management expects 1994 interest expense will continue to decline.

In the first quarter of 1993, the Company implemented the provisions of Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes." The adoption of FAS 109 resulted in decreases in the Company's current deferred tax asset and its noncurrent deferred tax liability of approximately $2.5 million. These reductions were due mainly to the effect of lower prior United States Federal Income Tax statutory rates and to FAS 109's requirements for recording deferred tax asset valuation allowances. The net adjustment to the Company's consolidated balance sheet did not have a material impact on the Company's consolidated statement of operations and retained earnings.

The Company is subject to federal, state and local laws and regulations concerning the environment and is currently engaged in proceedings involving a number of sites under these laws, usually as a participant in a group of potentially responsible parties. Several of these proceedings are at a preliminary stage and it is impossible to estimate the cost of remediation, the timing and extent of remedial action which may be required by governmental authorities, and the amount of liability, if any, of the Company alone or in relation to that of any other responsible parties. The Company also has been seeking to identify insurance coverage with respect to these matters. Where it has been possible to make a reasonable estimate of the Company's liability, a provision has been made. Actual cost to be incurred in future periods may vary from these estimates. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.


CONSOLIDATED SALES AND OPERATIONS - 1992 TO 1991

Net sales of $172.4 million were down 5% from the prior year volume of $182.4 million. The 5% decline resulted from an 11% reduction in sales of flexible circuits, substantially lower sales of power distribution components for large mainframe computers, and the fall off from the sales surge in early 1991 related to the Gulf War. Sales of continuing products, after adjusting for the effect of the anticipated divestiture of the flexible interconnections business and the 1992 divestiture of the Circuit Components Division, were approximately $118.0 million in both years. The 1992 net loss was $32.7 million after a fourth quarter pretax restructuring charge of $26.6 million, and an additional $6.6 million charge related to the adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This compares to a 1991 net loss of $2.3 million, which included a pretax restructuring charge of $2.8 million.

Effective the beginning of 1992, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This accounting standard requires employers to recognize the expected cost of providing postretirement benefits, such as health and life insurance, during the years employees render service. The Company elected to immediately recognize the accumulated liability resulting in a one-time non-cash charge of $6.2 million, or $2.02 per share. In addition to this cumulative effect, the Company's 1992 costs for postretirement benefits increased $400,000 as a result of adopting this standard. Manufacturing profit in 1992 was 18% of net sales, compared with 20% in 1991. This decline was primarily a result of the reduced sales volume in 1992, coupled with a reduction in inventory levels.

Selling and administrative expense decreased 13% and research and development costs were 15% lower in 1992 than in 1991. These decreases were more than double the rate of sales decline and resulted from a concentrated effort to reduce salaried personnel and lower expenses.

Significant product and process developments during the year included: new microwave laminate products specifically designed to address the needs of the growing commercial microwave market; first commercial sales of ultra thin films of highly filled fluoropolymers; new cellular silicone materials to add to our line of urethane products; enhancements to ENDUR-C LE elastomer components which improve conductivity and durability; and expanded prototyping capability and recycling capability of molded phenolic materials.

Net interest expense in 1992 was 5% lower than in 1991 primarily because of increased interest income resulting from federal and state tax audit refunds for the years 1981-1987.


RESTRUCTURING/COST REDUCTION CHARGES

During 1992, it was decided that the Company's strategy should be one of building further on its existing specialty polymer composite material businesses. Actions were taken during 1992 and early 1993 to begin to implement this strategy. The major element of this strategy was to withdraw from the business of producing and selling custom designed flexible circuits and multimetal layer tape automated bonding components. As of the end of 1992, the Company shut down the Micro Interconnections unit which produced the multimetal layer tape automated bonding components, and a letter of intent was signed for the divestiture of the Flexible Interconnections Division (FID), the Company's largest division, to a limited partnership managed by Ampersand Ventures, a venture capital firm based in Wellesley, Massachusetts. The divestiture, which included the Company's 50% interest in a related joint venture, Smartflex Systems, was completed in June 1993. The costs associated with these two actions amounted to $22.4 million and consisted primarily of a writedown of assets, employee severance at both the divisional and corporate staff levels, professional fees, and other related expenses. These represented the major components of the 1992 restructuring charge.

In addition, several other steps were taken to set the new strategic direction of the Company and to improve its operations and future profitability. These steps added $4.2 million to the charge and included costs associated with various asset writedowns, streamlining the U.S. sales group, consolidating the European sales and administrative functions, restructuring the Power Distribution Division, and the reduction and consolidation of certain corporate functions in the U.S.

The Company also absorbed cost reduction charges of $2.8 million and $7.1 million in 1991 and 1990, respectively. The 1991 charge included a reduction of approximately 4% of salaried personnel and the divestment of the Company's Circuit Components Division which was completed in 1992. The 1990 charge included a reduction in the salaried work force through early retirement incentives and terminations as well as the divestitures of the keyboard business along with its manufacturing facility in France and the sale of the printing plate matrix product line of the Molding Materials Division.

During 1993, 1992 and 1991, $19.3 million, $6.2 million, and $2.7 million, respectively, were charged against these reserves and the Company believes the net balance in the accrued cost reduction reserve of $2.2 million, coupled with the valuation reserve in assets held for sale of $1.5 million at January 2, 1994, are adequate for the completion of the restructuring actions. The majority of this remaining accrued reserve relates to workforce reduction costs. The total employee population has decreased by approximately 65% since 1990 primarily as a result of these cost reduction programs.

When the disposition of assets held for sale and the payment of the cost reduction liabilities (as both appear on our January 2, 1994
Balance Sheet) are completed, it is expected that there will be a net increase in cash of approximately $5.0 million.


SEGMENT SALES AND OPERATIONS

Sales in the Polymer Products business segment increased 6%, 10% and 5% in 1993, 1992 and 1991, respectively. Two divisions in this business segment, Poron and Willimantic, recorded record sales in both 1992 and 1993. The continuing growth in sales of PORON materials was due to a variety of factors, including expanded product offerings, strong support to distributors, and more intensive market development activities in Europe. The Willimantic sales gain came from new applications for ENDUR elastomer components and strengthening demand for NITROPHYL floats in the automotive industry. Shipments in 1991 increased for similar reasons with notable growth in sales of fuser rolls. These segment sales increases have led to improved operating profits in all three years. The Polymer Products business segment generated operating profits of $8.8 million in 1993, $6.9 million in 1992, and $2.8 million in 1991, before the allocation of cost reduction charges of $1.8 million and $0.2 million in 1992 and 1991, respectively.

Electronic Products (formerly Interconnection Products) business segment revenues decreased 48% in 1993. This decrease was primarily attributable to the divestiture of the flexible interconnections business. Excluding these sales from 1992, the business segment experienced a 3% sales increase in 1993. In 1992, sales declined 12% from 1991. About one-third of that change resulted from the 1992 divestiture of the Circuit Components Division with the balance due to lower flexible circuit and power distribution component sales. Electronic Products sales had decreased 8% in 1991.

European sales stated in local currencies, net of the divestiture of the keyboard business, increased 3% in 1993 and decreased 1% and 25% in 1992 and 1991, respectively. Translated into U.S. currency, these sales declined 2%, 4% and 26% in 1993, 1992 and 1991, respectively.

The Electronic Products business segment showed operating income of $1.0 million in 1993. This followed losses of $3.3 million in 1992 and $0.4 million in 1991, before the allocation of cost reduction charges of $24.8 million and $2.6 million, respectively. The higher operating income in 1993 was caused mainly by elimination of the losses of the divested flexible interconnections business whose results were not included as part of 1993. This segment was also benefitted by higher sales of flexible laminate materials in 1993 and was negatively impacted by a decline in volume of microwave materials for military uses and by a decrease in U.S. power distribution component sales. Sale of this power distribution business to Methode Electronics, Inc. was agreed upon in February 1994. In addition to the cost reduction charges, profits were impacted in 1992 and 1991 by lower sales in both years and lower joint venture income in 1991.

BACKLOG

The Company's backlog of firm orders was $22.9 million at January 2, 1994, $31.1 million at January 3, 1993 and $35.8 million at December 29, 1991. Excluding the backlog for the flexible interconnections business in 1992 of $9.2 million, the Company's backlog increased slightly in 1993. The decrease in 1992 is partially a reflection of business conditions, product line changes, and continuing efforts to reduce cycle times which create shorter lead times and reduce outstanding backlogs.


INFLATION

In general, the Company attempts to recover inflation-related increases in operating costs through higher prices and efficiency improvements. Since desired selling prices and prices that the market will accept result from a variety of interrelated factors - many of which change frequently - it is not possible to quantify the Company's success in meeting this goal. Normally, however, a combination of expense reductions, productivity and yield improvements, and higher prices does permit recovery of inflationary increases in manufacturing costs.

The Company also has partially recognized the effect of inflation on cost of sales by adopting the LIFO method of costing inventory within certain divisions. The effect of adopting this method is to charge current inventory replacement costs to cost of sales. As a result, year-end inventory balances are stated below current costs by $0.8 million in 1993, $0.7 million in 1992, and $1.0 million in 1991.


SOURCES OF LIQUIDITY AND CAPITAL

Cash provided by the Company's operating activities amounted to $11.9 million in 1993, $5.8 million in 1992, and $11.6 million in 1991. Capital expenditures in 1993 were $8.6 million compared with $9.1 million and $11.7 million in 1992 and 1991, respectively. No capital spending is included in 1993 for the divested flexible interconnections business. If capital spending in 1992 is adjusted to exclude spending for flexible interconnections activities, then 1993 would show an increase due mainly to the expansions in the Poron and Willimantic divisions. The decreased level of 1992 spending from 1991 reflects the Company's efforts to contain expenditures in line with the lower sales level.

The capital spending program in 1993 was exceeded by cash generated from the Company's operating activities. Spending in 1992 and 1991 was financed primarily by cash generated from the Company's operating activities and proceeds from the sale of businesses. For 1994, capital spending is expected to be about the same as in 1993, and will focus on new process equipment, capacity expansions, cost reductions and quality improvements. It is anticipated that this spending will be financed with internally generated funds.

During 1993 the Company renegotiated, repaid or refinanced most of its existing debt (see Note I). At January 2, 1994, the Company was not using any of its revolving credit facility capacity with
its domestic bank (see Note I).   European operations have unused
lines of credit with local banks that permit borrowing in various currencies. There are no significant restrictions on the remittance of funds by the Company's foreign subsidiaries to the United States.

Among the provisions of the Company's loan agreements relating to long-term debt are restrictions on the Company and its subsidiaries with respect to additional borrowings, loans to other than subsidiaries, payment of dividends, transactions in capital stock, asset acquisitions and dispositions, and lease commitments. These agreements also impose financial covenants requiring the Company to maintain certain levels of working capital and net worth, and specified leverage ratios.

Management believes that in the near term, internally generated funds plus long-term and short-term financing will be sufficient to meet the needs of the business. The Company continually reviews and assesses its lending relationships and needs.


DIVIDEND POLICY

Through 1991, the Board of Directors continued a practice of paying a small cash dividend, while reinvesting most of the Company's cash flow in the business. In mid-February 1992, the Board of Directors voted to discontinue cash dividends. At present, the Company expects to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.